17005078

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FEB 28 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Congress Street
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Long (617) -663-4343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Distributors LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA VITALE BROWN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 12, 2019

Jeffrey Long
Signature

CFO
Title

Sandra Vitale Brown
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN HANCOCK DISTRIBUTORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2016

Contents

Building a better
working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
John Hancock Distributors, LLC

We have audited the accompanying statement of financial condition of John Hancock Distributors, LLC (the Company), as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Distributors, LLC at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2017

JOHN HANCOCK DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2016

Assets	
Cash	$ 206,023
Money market securities - trading (cost $18,151,091)	18,151,091
Accounts receivable	1,491,211
Deferred selling commissions	253,572
Due from affiliated companies	1,713,638
Other assets	328,384
Total assets	$ 22,143,919
Liabilities	
Accounts payable and accrued expenses	$ 232,112
Commissions and distribution expenses payable	2,673
Due to affiliated companies	12,007,157
Deferred income taxes, net	88,749
Total liabilities	12,330,691
Member's equity	
Member's capital	6,748,309
Retained earnings (deficit)	3,064,919
Total equity	9,813,228
Total liabilities & equity	$ 22,143,919

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK DISTRIBUTORS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

Revenues	
Selling commissions	$ 391,412,698
Rule 12b-1 service fees	153,229,093
Other revenue	31,505
Total revenues	544,673,296
Expenses	
Selling commissions	148,965,858
Rule 12b-1 service fees	49,666,088
Other selling, general, and administrative expenses	14,710,415
Marketing support expenses	221,726,720
Total expenses	435,069,081
Income (loss) before income taxes	109,604,215
Income tax expense (benefit)	38,361,475
Net income (loss)	$ 71,242,740

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

	Member's Capital	Retained Earnings (Deficit)	Total Member's Equity
Balance at January 1, 2016	$6,748,309	$ 3,064,919	$ 9,813,228
Net income (loss)	-	71,242,740	71,242,740
Distributions to Parent	-	(71,242,740)	(71,242,740)
Balance at December 31, 2016	$6,748,309	$ 3,064,919	$ 9,813,228

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Operating activities	
Net income	$ 71,242,740
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of deferred selling commissions	339,212
Deferred income taxes	(118,725)
Change in operating assets and liabilities:	
Net (subscriptions) redemptions of money market securities	(158,114)
Accounts receivable	(318,587)
Due to/from affiliated companies	872,913
Other assets	(53,340)
Accounts payable and accrued expenses	4,820
Commissions and distribution expenses payable	2,633
Net cash provided by (used in) operating activities	71,813,552
Financing activity	
Cash overdraft	(364,789)
Distributions paid to Parent	(71,242,740)
Net cash provided by (used in) financing activities	(71,607,529)
Net increase (decrease) in cash	206,023
Cash at beginning of year	-
Cash at end of year	$ 206,023

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business

John Hancock Distributors, LLC (the "Company") is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of John Hancock Financial Corporation ("JHFC"). JHFC is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Act") and a Securities and Exchange Commission ("SEC") registered investment advisor under the Investment Advisers Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated in the State of Delaware on August 1, 2001. The Company serves as a wholesale distributor and/or underwriter throughout the United States primarily for variable life insurance products, variable annuity products, retirement plan services, and 529 plans issued by JHUSA and John Hancock Life Insurance Company of New York ("JHNY").

The Company is a member of the Securities Investor Protection Corporation ("SIPC") through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or affect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash. Cash includes cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Money Market Securities. The Company classifies its money market securities as trading securities and records these securities at fair value. The change in fair value related to trading securities is included in other revenue in the Statement of Operations. These securities include investments in money market registered investment companies.

Deferred Selling Commissions. On July 1, 2013, the Company discontinued offering Class B-shares as underlying investments within 529 plans. The Company formerly paid a selling commission to the selling broker/dealer for sales of the Class B-shares, which also carry

Contingent Deferred Sales Charges ("CDSC"). B-shares selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not to exceed six years. The amortization periods are intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from underlying investments and CDSC payments are received from shareholders of the 529 plans upon redemption of Class B-shares. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed. On an annual basis, the Company tests for impairment and none was noted for the year ended December 31, 2016.

Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distressed sale) between market participants at the measurement date; that is, an exit value.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date.

- Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

- Level 3 – Fair value measurements using significant nonmarket observable inputs. These include valuations for assets that are derived using data, some or all of which is not market observable data, including assumptions about risk.

Cash and money market securities are classified within Level 1 of the fair value hierarchy and based on quoted market prices. Additionally, there were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2016. The Company's policy is to record such transfers at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value.

Revenue Recognition. Selling commissions are comprised of underwriting, CDSC commissions, and distribution fees. These fees are derived principally from the sale of variable life insurance products, trail commissions earned from of variable annuity products, retirement plan services, and 529 plans issued by JHUSA and JHNY. The revenue is recorded during the period in which underwriting and distribution services are performed. Underwriting and distribution fees are collected monthly. CDSC commissions are recognized as income when received. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in

which the service is rendered. Other revenue includes interest income which is recognized on an accrual basis.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreement in effect for the applicable tax year, the income tax provision (or benefit) is computed as if each entity filed a separate federal income tax return with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to due from affiliated companies. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

Recently Adopted Accounting Pronouncements

Going Concern. In August 2014, the Financial Accounting Standards Board ("FASB") issued guidance regarding management's assessment of an entity's ability to continue as a going concern. The pronouncement requires management to assess the entity's ability to continue as a going concern, and provide footnote disclosures when conditions give rise to substantial doubt about an entity's ability to continue as a going concern within one year from the financial statement issuance date. The new guidance was effective in the first annual period ending after December 15, 2016. The adoption of this guidance had no impact on the Company's financial condition, results of operations, and financial statement disclosures.

Future Adoption of Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the FASB issued a new revenue recognition standard that will supersede virtually all revenue recognition guidance in U.S. GAAP. The new standard clarifies revenue recognition principles, provides a robust framework for recognizing revenue and cash flows arising from contracts with customers and enhances qualitative and quantitative disclosure requirements. Accordingly, the adoption of this standard may impact the Company's revenue recognition and could result in additional financial statement disclosure. The new standard is effective for fiscal years beginning after December 15, 2017, with early adoption permitted for fiscal years beginning after December 15, 2016. The Company will be required to apply the standard retrospectively, either using a full retrospective or a modified retrospective approach. The Company is assessing the impact of this standard.

Note 3 – Related Party Transactions

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Statement of Financial Condition and Statement of

Operations may not necessarily be indicative of the financial condition and results that would have existed if the Company operated as an unaffiliated entity.

Underwriting and Distribution Fees. The Company receives underwriting and distribution fees and pays distribution expenses to JHUSA and JHNY related to variable annuities, retirement plan services and variable life insurance products. The total amount of fees recognized and incurred to related parties was $375,275,153 for the year ended December 31, 2016, which are included in selling commissions revenue on the Statement of Operations.

Rule 12b-1 Distribution Plans. Products sold by JHUSA and JHNY invest their separate account assets in registered investment companies (the "Funds") managed by John Hancock Investment Management Services, LLC and John Hancock Advisors, LLC, which are affiliated companies. The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. Under the terms of the distribution plans, each Fund makes payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund. The Company also earns Rule 12b-1 distribution fees for distributing certain funds for John Hancock Funds, LLC ("Funds, LLC"), an affiliated company, which amounted to $24,899,234 for the year ended December 31, 2016. These fees are included in Rule 12b-1 service fees in the Statement of Operations. These plans are subject to annual review and approval by the independent trustees of each of the Funds.

The Company subcontracts the shareholder servicing for the retirement plan assets to JHUSA and recognized fees of $29,362,978 for these services for the year ended December 31, 2016, which are included in Rule 12b-1 service fee expense in the Statement of Operations. Amounts payable to JHUSA were $2,540,339 at December 31, 2016.

Service Agreements. JHUSA and JHNY pay all selling and administrative costs and certain other expenses as mutually agreed upon and are reimbursed by the Company. Reimbursed amounts included in other selling, general and administrative expenses amounted to $4,023,456 for the year ended December 31, 2016.

Due from Affiliated Companies. Due from affiliated companies at December 31, 2016 in the amount of $1,713,638 included Rule 12b-1 fees due from Funds, LLC and John Hancock Investment Management Services, LLC, and other expenses paid by the Company on behalf of affiliates.

Other Related Party Matters. Under the tax sharing agreement, the Company incurred $38,361,475 in federal tax expense in 2016 and amounts payable to JHUSA were $3,374,445 at December 31, 2016. The Company did not pay any state taxes to JHUSA in 2016.

For the year ended December 31, 2016, the Company declared distributions of $71,242,740 to JHUSA and had amounts payable to JHUSA of $11,915,770 at December 31, 2016.

Note 4 – Deferred Selling Commissions

The rollforward of deferred selling commissions as of December 31, 2016 is as follows:

Balance, beginning of year	$ 592,784
Amortization	(339,212)
Balance, end of year	$ 253,572

Note 5 – Income Taxes

The Company is included in the consolidated federal income tax return of JHFC.

The components of income taxes for year ended December 31, 2016 were as follows:

Current taxes	
Federal	$ 38,480,200
Total	38,480,200
Deferred taxes	
Federal	(118,725)
Total	(118,725)
Total income tax expense (benefit)	$ 38,361,475

A reconciliation of income taxes at the federal income tax rate to income tax expense (benefit) charged to operations for year ended December 31, 2016 follows:

Tax at 35%	$ 38,361,475
Total income tax expense (benefit)	$ 38,361,475

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at the financial condition date. For December 31, 2016, deferred tax assets and liabilities consisted of the following:

Deferred income tax liabilities:		
Deferred selling commissions	$	88,749
Total deferred income tax liabilities		88,749
Net deferred tax assets (liabilities)	$	(88,749)

The Company has no deferred tax assets that would be subject to a valuation allowance.

In 2016, the IRS completed their audit of 2002 through 2013 and no adjustments were raised for the Company. Tax years 2014 and 2015 currently remain unaudited.

The Company has no reserves for uncertain tax positions. Any related interest and penalty expense would be recorded in Selling, General and Administrative Expense in the Statement of Operations.

Note 6 – Net Capital and Regulatory Requirements

As a registered broker/dealer, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1").

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2016 the Company had net capital, as defined, of $6,037,969. The minimum net capital requirement at December 31, 2016 was $250,000.

The Company has claimed exemption from Rule 15c3-3 of the SEC under paragraph (k)(1) of that rule.

Note 7 – Legal Proceedings

The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the

Securities and Exchange Commission or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape

Note 8 – Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2016 financial statements through February 27, 2017, the date on which the financial statements were issued.

Supplemental Information

John Hancock Distributors LLC

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

Computation of Net Capital	
Total member's equity (from Statement of Financial Condition)	$ 9,813,228
Allowable credits:	
Deferred income taxes, net	88,749
Total capital and allowable credits	9,901,977
Less: Nonallowable assets:	
Accounts receivable	1,491,211
Deferred selling commissions	253,572
Due from affiliated companies	1,713,638
Other assets	42,566
Total nonallowable assets	3,500,987
Net capital before haircuts on securities positions	6,400,990
Haircuts on securities:	
Investment in money market securities	363,022
Total haircuts on securities	363,022
Net capital	$ 6,037,969
Computation of Alternate Net Capital Requirement	
Minimum net capital required (2% of aggregate debit items pursuant to Rule 15c3-3)	$ -
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 250,000
Excess net capital over requirement	$ 5,787,969

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2016.

John Hancock Distributors, LLC
Schedule II – Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(1) of that Rule.

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors
John Hancock Distributors, LLC

We have reviewed management's statements, included in the accompanying exemption report pursuant to SEC Rule 15c3-3, in which (1) John Hancock Distributors, LLC (the Company) identified the following provisions of 17C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2017

John Hancock

John Hancock Distributors LLC's Exemption Report

John Hancock Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following: The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (1). The Company serves as a wholesale distributor and/or underwriter throughout the United States primarily for variable life insurance products, variable annuity products, and registered investment companies (the Funds) sponsored and managed by John Hancock Life Insurance Company (U.S.A) and their affiliated entities. The Company operates pursuant to SEC Rule 15c3-3 (k)(1) (The Customer Protection Rule) limiting its business to distribution of mutual funds and/ or variable life insurance or annuities. The company does not hold customer funds and/or safekeep customer securities.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

John Hancock Distributors, LLC

I, Jeffrey Long, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeffrey Long

Title: Chief Financial Officer

2/27/2017

Date

Financial Statements and Supplemental Information

John Hancock Distributors, LLC
Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm